Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

September 25, 2014

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HCIM Trust (File Nos. 333-190020; 811-22871)
(the “Registrant”)

Dear Ms. DiAngelo Fettig:

Set forth below are our responses to your comments on (i) the Registrant’s December 31, 2013 financial statements filed on Form N-CSR on March 10, 2014; and (ii) certain Form N-CSR disclosure items.

December 31, 2013 financial statements filed on Form N-CSR:

1.    Page 8 contains a “Growth of $10,000” line graph.  Per the Prospectus, the minimum initial investment in Institutional Class shares of the Hatteras PE Intelligence Fund (the “Fund”) is $1,000,000.  Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A requires that the line graph be based on a fund’s required minimum initial investment if that amount exceeds $10,000.  In future filings, modify the line graph based on a $1 million initial investment.

The Registrant will modify the line graph as requested in future filings.

2.    In future filings, include the following disclosure requirements of Item 27(b)(7) of Form N-1A for the line graph on page 8 (emphasis added):

a.   (ii)(B) In a table placed within or next to the graph, provide the Fund’s average annual total returns for the 1-, 5-, and 10-year periods as of the end of the last day of the most recent fiscal year (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. Average annual total returns should be computed in accordance with Item 26(b)(1). Include a statement accompanying the graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

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b.   (ii)(A) Provide a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Fund (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. Assume a $10,000 initial investment at the beginning of the first fiscal year in an appropriate broad-based securities market index for the same period.

The Registrant will add the requested disclosure in future filings.

3.    The Fund invests in a Business Development Corporation, Apollo Investment Corporation.  Please supplementally confirm that the expenses associated with this investment are factored into the Fund’s Acquired Fund Fees and Expenses calculation for prospectus fee table purposes.

The Registrant confirms that expenses associated with the Fund’s investment in Apollo Investment Corporation were factored into the Fund’s Acquired Fund Fees and Expenses calculation.

4.    In future filings, disclose any payables to Trustees, in accordance with Article 6-04.12 of Regulation S-X.

The Registrant will add the requested disclosure as applicable in future filings. There were no payables to Trustees for the fiscal year ended December 31, 2013.

5.    In future filings, on page 39 in the section “Taxes and Distributions to Shareholders,” consider disclosing the dollar amount and reasons for the Return of Capital Statement of Position adjustments.

The Registrant will add the requested disclosure in future filings.

Form N-CSR disclosure items:

6.    In future filings, include more detail as to the nature of services provided for tax fees per Item 4(c) of Form N-CSR.

(c) Disclose, under the caption Tax Fees, the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

The Registrant will review the disclosure regarding the nature of services provided for tax fees and will revise as necessary in the Registrant’s future filings.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the financial statements filed on Form N-CSR. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the financial statements filed on Form N-CSR may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant’s financial statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Jillian L. Bosmann
  Jillian L. Bosmann

cc:    J. Michael Fields, Hatteras Funds
 Joshua B. Deringer, Esq.